F O R  .  I M M E D I A T E  .  R E L E A S E

NASDAQ Notifies Spectrum Signal Processing About National Market Non-Compliance

Burnaby, B.C., Canada – March 21, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) announced that on March 19, 2003, it received notice from NASDAQ that it is currently not in compliance with the minimum $10 million stockholders’ equity continued listing requirement set forth in Marketplace Rule 4450(a)(3). As a result of a $1.6 million restructuring charge in the fourth quarter of 2002, Spectrum reported stockholders' equity of $8.7 million in its financial results published February 13, 2003 for the fiscal year ended December 31, 2002.

Spectrum was also informed on March 19, 2003 that it has until May 19, 2003 to meet the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4450(a)(5) for continued National Market listing.

Spectrum intends to submit a plan by April 2, 2003 to achieve and sustain compliance with the NASDAQ National Market stockholders’ equity continued listing requirement. Should Spectrum’s minimum stockholders’ equity requirement compliance plan be rejected by NASDAQ Staff, or should Spectrum be advised that its shares will be delisted after May 19, 2003 for minimum closing bid price requirement non-compliance, the Company may request a hearing before a NASDAQ Listing Qualifications Panel to review Staff’s determinations. There can be no assurance that the Panel will grant Spectrum’s request for continued listing on the NASDAQ National Market. Should the Panel not grant Spectrum’s request for continued listing, the Company may consider transferring its shares to the NASDAQ SmallCap Market.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs™ and flexComm product lines is available at www.spectrumsignal.com.

Spectrum Contact:

Liza Aboud

Phone: 604.421.5422 ext. 152

E-mail: liza_aboud@spectrumsignal.com